UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kindred Biosciences, Inc.

(Name of Subject Company — Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

494577109

(CUSIP Number of Class of Securities)

Marcela A. Kirberger

General Counsel and Corporate Secretary

Elanco Animal Health Incorporated

2500 Innovation Way, Greenfield, Indiana 46140

(877) 352-6261

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

June 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494577109

1	Names of Reporting Persons ELANCO ANIMAL HEALTH INCORPORATED
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization INDIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 6,846,657*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,846,657*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 6,846,657* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 15.10%*
14	Type Of Reporting Person CO

* Beneficial ownership of the Common Stock (as defined below) of Kindred Biosciences, Inc. (“KindredBio” or the “Company”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have beneficial ownership are comprised of 6,846,657 shares of Common Stock (including shares issuable upon exercise of outstanding options to purchase shares of Common Stock) beneficially owned by the stockholders (the “Stockholders”) party to the Support Agreements. Generally, upon the exercise of any security convertible or exchangeable for any Common Stock by the Stockholders, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 45,330,569 shares of Common Stock outstanding as of June 14, 2021 and based on the representation of the Company in the Merger Agreement (as defined below).

CUSIP No. 494577109

1	Names of Reporting Persons KNIGHT MERGER SUB, INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 6,846,657*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,846,657*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 6,846,657* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 15.10%*
14	Type Of Reporting Person CO

* See note above with respect to Elanco Animal Health Incorporated.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 (the “Common Stock” or “Shares”), of Kindred Biosciences, Inc. (“KindredBio”). The address of the principal executive offices of KindredBio is 1555 Bayshore Highway, Suite 200, Burlingame, California 94010.

Item 2. Identity and Background

This Schedule is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”) and Knight Merger Sub, Inc., a Delaware corporation (“Merger Sub”, and together with Elanco, the “Reporting Persons”). A Joint Filing Agreement between the Reporting Persons is attached as Exhibit 99.5 hereto.

The address of the principal business and the principal office of Elanco and Merger Sub is 2500 Innovation Way, Greenfield, Indiana 46140.

Elanco is a premier animal health company that innovates, develops, manufactures and markets products for pets and farm animals. Merger Sub is a wholly owned subsidiary of Elanco and has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger Agreement (as defined below) and the transactions contemplated thereby.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to complete the Merger (as defined below) is approximately $440 million, plus related fees and expenses. The Reporting Persons intend to fund the acquisition with pre-payable debt.

Item 4. Purpose of Transaction

On June 15, 2021, Elanco and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KindredBio. Upon the terms and subject to the conditions of the Merger Agreement, Elanco and KindredBio have agreed that Merger Sub will merge with and into KindredBio, with KindredBio surviving the merger as a wholly owned subsidiary of Elanco (the “Merger”).

Upon completion of the Merger, each share of KindredBio common stock that is issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than certain excluded shares as described in the Merger Agreement) will automatically be converted into the right to receive $9.25 in cash, without interest (the “Merger Consideration”).

In addition, at the Effective Time, (i) each share of KindredBio common stock subject to vesting, repurchase or other lapse restriction that is outstanding immediately prior to the Effective Time will fully vest (to the extent such stock would not otherwise vest) and be cancelled and converted automatically into the right to receive the Merger Consideration; (ii) each option to purchase shares of KindredBio common stock (other than rights to purchase shares of KindredBio common stock under the KindredBio employee stock purchase plan) (each, a “KindredBio Option”), whether vested or unvested and whether subject to time-based or performance-based vesting, that is outstanding immediately prior to the Effective Time will become fully vested (to the extent unvested or to the extent such KindredBio Option would not otherwise vest) and be automatically cancelled and converted into the right to receive a payment in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share subject to such KindredBio Option and (b) the total number of shares subject to such KindredBio Option; and (iii) each award of restricted stock units denominated in shares of KindredBio common stock, whether subject to time-based or performance-based vesting, that is outstanding immediately prior to the Effective Time (each, a “KindredBio RSU Award”) will become fully vested (to the extent unvested or to the extent such award would not otherwise vest), and be automatically cancelled and converted into the right to receive a payment in cash equal to the product of (A) the total number of shares of KindredBio common stock subject to such KindredBio RSU Award and (B) the Merger Consideration. Any KindredBio Option with a per share exercise price equal to or greater than the Merger Consideration will be cancelled for no consideration.

The completion of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) requisite approval of the holders of KindredBio common stock; (ii) the absence of any law or order in the United States or the European Union prohibiting the Merger and (iii) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, each of Elanco’s and KindredBio’s obligations to complete the Merger is subject to certain other conditions, including (a) the accuracy of the representations and warranties of the other party, subject to the standards set forth in the Merger Agreement, (b) compliance of the other party with its covenants in all material respects; and (c) with respect to Elanco’s obligation to complete the Merger, the absence of a material adverse effect on KindredBio.

Concurrently with the execution and delivery of the Merger Agreement, the Stockholders entered into a Support Agreement (the “Support Agreements”) with Elanco and Merger Sub, pursuant to which each Stockholder agreed, among other things, to vote his, her or its Covered Shares (as defined in the Support Agreement) (i) in favor of the adoption of the Merger Agreement, the Merger and the transactions contemplated thereby and the approval of all agreements related to the Merger, and any proposal to adjourn or postpone the stockholder meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement; (ii) against any Acquisition Proposal (as defined in the Merger Agreement); (iii) against any extraordinary corporate transaction such as a merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, share exchange, reorganization, recapitalization, dissolution, liquidation or winding up of or by KindredBio, or any sale, lease, license or transfer of a material amount of assets of KindredBio; (iv) against any change in or to (a) KindredBio’s board of directors that is not recommended by its existing board of directors, (b) the present capitalization or corporate structure of KindredBio, or (c) KindredBio’s governing documents that is not consented to by Elanco under the Merger Agreement; and (v) against any proposal, action or agreement that would reasonably be expected to (1) result in a breach of any covenant, representation, warranty or other obligation or agreement of the Stockholder under the Support Agreement or, to the Stockholder’s knowledge, of KindredBio under the Merger Agreement or (2) to the Stockholder’s knowledge, impede, interfere with or prevent the consummation of the Merger. No Stockholder may propose, commit or agree to take any action inconsistent with any of the foregoing clauses (i), (ii), (iii), (iv) or (v).

Each Stockholder also agreed that, except as provided in the Support Agreement, he, she or it will not (i) offer to transfer, transfer or consent to transfer any of its Covered Shares; (ii) enter into any agreement to transfer his, her or its Covered Shares; (iii) grant any proxy, power-of-attorney or other authorization in respect of its Covered Shares; (iv) deposit or permit the deposit of any of its Covered Shares into a voting trust or enter into a voting agreement or arrangement; (v) create or permit to exist any lien on any of the Covered Shares, or (vi) take any other action that would restrict, limit or interfere with the performance of the Stockholder’s obligations under the Support Agreement in any material respect or otherwise make any representation or warranty of the Stockholder untrue or incorrect in any material respect.

Each Stockholder signed the Support Agreement solely in his or her capacity as a stockholder. The Support Agreements do not prohibit any Stockholder from acting (or failing to act) in his or her capacity as an officer or director of KindredBio.

The Support Agreements provide for termination upon the earliest of (i) the mutual written agreement of Elanco and the Stockholder; (ii) the Effective Time; (iii) the entry by KindredBio, without Stockholder’s consent, into an amendment, waiver or modification of the Merger Agreement that adversely changes the form or reduces the amount of consideration to be paid for Stockholder’s shares; and (iv) the termination of the Merger Agreement.

Shared voting and dispositive power with respect to the Covered Shares may be deemed to have been acquired through execution of the Support Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Support Agreements.

Elanco and KindredBio entered into a Mutual Confidentiality Agreement, dated as of January 11, 2020 (the “Non-Disclosure Agreement”), in connection with, among other things, a potential acquisition or other business combination of the parties. Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, each party agreed to keep confidential certain non-public information disclosed to one party or its representatives by or on behalf of the other party or such party’s affiliates or representatives, including all analyses or other materials containing such non-public information. The parties also agreed not to (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of the other party or any of its subsidiaries or affiliates, (ii) any tender or exchange offer, merger or other business combination involving the other party, any of the other party’s subsidiaries or affiliates or assets, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party or any of its subsidiaries or affiliates, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) or consents to vote any voting securities of the other party or any of its affiliates; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the other party or otherwise act in concert with any person in respect of any such securities; (c) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board of Directors or policies of the other or to obtain representation on the Board of Directors of the other party; (d) take any action which would or would reasonably be expected to force the party to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

Elanco and KindredBio entered into an Exclusivity Agreement, dated as of May 31, 2021, as amended on June 11, 2021 (as amended, the “Exclusivity Agreement”), pursuant to which KindredBio agreed, among other things, that, until June 16, 2021, it would not, would cause its subsidiaries not to, and would not authorize or permit their representatives to (other than with respect to Elanco or its representatives), (i) solicit, initiate, seek, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal (as defined in the Exclusivity Agreement), (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding (whether or not binding) relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (iii) furnish any information relating to KindredBio or any of its subsidiaries or any Company Product (as defined in the Exclusivity Agreement) or afford access to the business, properties, assets, books or records of KindredBio or any of its subsidiaries to any person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal, (iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (v) take any action or exempt any person from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover laws or KindredBio’s organizational documents or grant a waiver under Section 203 of the Delaware General Corporation Law, or (vi) resolve, propose or agree to do any of the foregoing.

The purpose of the Merger is to acquire control of, and ownership of the entire equity interest in, the Company. At the effective time of the Merger, (i) the certificate of incorporation and bylaws of the surviving corporation will be amended and restated in its entirety as set forth in exhibits to the Merger Agreement, and (ii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation. Following the Merger, the Shares will no longer be traded on the Nasdaq Capital Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated. Except as set forth in this Schedule 13D and in connection with the Merger and the Support Agreements described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreements and the transactions contemplated thereby, (iii) the Non-Disclosure Agreement and the transactions contemplated thereby, and (iv) the Exclusivity Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, to the Form of Support Agreement, which is filed as Exhibit 99.1 hereto, to the Non-Disclosure Agreement, which is filed as Exhibit 99.2 hereto, and to the Exclusivity Agreement, including the amendment to the Exclusivity Agreement, which are filed as Exhibits 99.3 and 99.4 hereto, each of which is incorporated herein by reference.

This filing does not constitute a solicitation of any vote or approval in connection with the Merger. KindredBio intends to file with the SEC and mail to its stockholders a definitive proxy statement in connection with the proposed Merger. BEFORE MAKING ANY VOTING DECISION, KINDREDBIO’S STOCKHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KINDREDBIO AND THE PROPOSED MERGER. The proposals for the Merger will be made solely through the proxy statement. Investors and stockholders may obtain copies of the proxy statement and other documents filed with the SEC by KindredBio (when they became available) free of charge from the SEC’s website at www.sec.gov or by accessing KindredBio’s website at www.kindredbio.com. In addition, a copy of the proxy statement (when it becomes available) may be obtained free of charge from Investor Relations at Kindred Biosciences, Inc., 1555 Bayshore Highway, Suite 200, Burlingame, CA 94010. Copies of the documents filed with the SEC by Elanco (when they become available) may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing Elanco’s website at www.elanco.com.

Elanco, KindredBio, and certain of their directors, executive officers and employees may be considered participants in the solicitation of proxies from KindredBio’s stockholders with respect to the proposed transactions. Information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of KindredBio’s stockholders in connection with the proposed Merger and a description of their direct and indirect interests therein, by security holdings or otherwise, will be set forth in the definitive proxy statement that KindredBio intends to file with the SEC when it becomes available. Information about Elanco’s directors and executive officers is set forth in Elanco’s definitive proxy statement for its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2021. Information about KindredBio’s directors and executive officers is set forth in KindredBio’s definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021. These documents may be obtained as indicated above.

Item 5. Interest in Securities of the Company

(a), (b). Other than those Covered Shares that may be deemed to be beneficially owned in connection with the Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares. As a result of the Support Agreements, the Reporting Persons may be deemed to have the power to vote against certain matters set forth in Item 4 above and cause the disposition of up to an aggregate of 6,846,657 Shares, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 6,846,657 Shares. The Covered Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 15.10% of the Shares issued and outstanding as of June 14, 2021, as represented by the Company in the Merger Agreement. The Reporting Persons are not entitled to any rights as stockholders of the Company as to the Covered Shares, except as otherwise expressly provided in the Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of the Covered Shares. Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c). Except for the Merger Agreement and the Support Agreements, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d). To the knowledge of the Reporting Persons, based on representations made by the Stockholders in the Support Agreements, other than the Stockholders, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except for the Merger Agreement, the Support Agreements, the Non-Disclosure Agreement and the Exclusivity Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of June 15, 2021, among Elanco Animal Health Incorporated, Knight Merger Sub, Inc. and Kindred Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Elanco Animal Health Incorporated with the SEC on June 16, 2021).

99.1	Form of Support Agreement, dated as of June 15, 2021, among Elanco Animal Health Incorporated, Knight Merger Sub, Inc. and certain stockholders of Kindred Biosciences, Inc. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Elanco Animal Health Incorporated with the SEC on June 16, 2021).

99.2	Mutual Confidentiality Agreement, dated as of January 11, 2020, between Elanco Animal Health Incorporated and Kindred Biosciences, Inc.

99.3	Exclusivity Agreement, dated as of May 31, 2021, between Elanco Animal Health Incorporated and Kindred Biosciences, Inc.

99.4	Amendment to Exclusivity Agreement, dated as of June 11, 2021, between Elanco Animal Health Incorporated and Kindred Biosciences, Inc.

99.5	Joint Filing Agreement, dated as of June 25, 2021, between Elanco Animal Health Incorporated and Knight Merger Sub, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2021	ELANCO ANIMAL HEALTH INCORPORATED

/s/ Todd Young
	Name:	Todd Young
	Title:	Executive Vice President and Chief Financial Officer

KNIGHT MERGER SUB, INC.

/s/ Jinee Majors
Name:	Jinee Majors
Title:	Secretary

Schedule A

1. Elanco Animal Health Incorporated

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Elanco Animal Health Incorporated are set forth below. If no business address is given, the director’s or executive officer’s business address is 2500 Innovation Way, Greenfield, Indiana 46140. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Elanco Animal Health Incorporated	Principal Occupation and Employer
R. David Hoover	Director and Chairman	Former Chief Executive Officer, Ball Corporation
Jeffrey N. Simmons	Director; President and Chief Executive Officer	President and Chief Executive Officer, Elanco
Kapila K. Anand	Director	Retired Partner, KPMG LLP
John P. Bilbrey	Director	Former Chief Executive Officer and President, The Hershey Company
William F. Doyle	Director	Executive Chairman of Novocure Ltd. and Managing Director, WFD Ventures LLC, with a business address at 1500 Broadway, New York, NY 10036
Scott D. Ferguson	Director	Founder and Managing Partner of Sachem Head Capital Management, with a business address at 250 West 55th Street, 34th Floor, New York, New York 10019
Art A. Garcia	Director	Former Executive Vice President and Chief Financial Officer, Ryder System, Inc.
Michael J. Harrington	Director	Former Senior Vice President and General Counsel, Eli Lilly & Company
Paul Herendeen	Director	Advisor to the Chairman and Chief Executive Officer, Bausch Health Companies Inc., with a business address at 400 Somerset Corporate Blvd., Bridgewater, NJ 08807
Lawrence E. Kurzius	Director	Chair, President and Chief Executive Officer of McCormick & Company, with a business address at 24 Schilling Road, Hunt Valley, MD 21031
Deborah T. Kochevar	Director	Senior Fellow at Fletcher School of Law and Diplomacy, and Dean Emerita of Cummings School of Veterinary Medicine at Tufts University, with a business address at 160 Packard Ave., Medford, MA 02155
Kirk P. McDonald	Director	Chief Executive Officer, GroupM North America, with a business address at 3 World Trade Center, 175 Greenwich St, New York, NY 10006
Denise Scots-Knight	Director	Chief Executive Officer and Co-Founder, Mereo BioPharma Group plc, with a business address at 1 Cavendish Place, London, W1G 0QF, United Kingdom
Ramiro Cabral	Executive Vice President, President, Elanco International	Executive Vice President, President, Elanco International, Elanco
Dirk Ehle	Executive Vice President and President, Elanco Europe	Executive Vice President and President, Elanco Europe, Elanco
David Kinard	Executive Vice President, Human Resources, Corporate Affairs and Administration	Executive Vice President, Human Resources, Corporate Affairs and Administration, Elanco

Marcela A. Kirberger	Executive Vice President, General Counsel and Corporate Secretary	Executive Vice President, General Counsel and Corporate Secretary, Elanco
Joyce Lee	Executive Vice President and President, U.S. Pet Health and Commercial Operations	Executive Vice President and President, U.S. Pet Health and Commercial Operations, Elanco
Racquel Harris Mason	Executive Vice President and Chief Marketing Officer	Executive Vice President and Chief Marketing Officer, Elanco
James Meer	Vice President, Chief Accounting Officer	Vice President, Chief Accounting Officer, Elanco
Aaron Schacht	Executive Vice President, Innovation, Regulatory, and Business Development	Executive Vice President, Innovation, Regulatory, and Business Development, Elanco
Dr. José Manuel Correia de Simas	Executive Vice President, U.S. Farm Animal Business	Executive Vice President, U.S. Farm Animal Business, Elanco
David Urbanek	Executive Vice President, Manufacturing and Quality	Executive Vice President, Manufacturing and Quality, Elanco
Todd Young	Executive Vice President, Chief Financial Officer, Corporate Governance and Strategy	Executive Vice President, Chief Financial Officer, Corporate Governance and Strategy, Elanco

2. Knight Merger Sub, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. If no business address is given, the director’s or executive officer’s business address is 2500 Innovation Way, Greenfield, Indiana 46140. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position at Merger Sub	Principal Occupation and Employer
David Pugh	Director; President and Treasurer	Treasurer, Elanco
Kathleen St. Louis	Director; Vice President	Chief Tax Officer, Elanco
Jinee Majors	Director; Secretary	Sr. Assistant General Counsel, Securities and Corporate Transactions, Elanco